CMC Heartland Partners
53 W. JACKSON BLVD., SUITE 1150, CHICAGO, IL 60604
TEL. (312) 834-0592  FAX (312) 341-9151

LAWRENCE ADELSON
Chief Executive Officer


July 12, 2005


Mr. Thomas Finn
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:     Heartland Partners, L.P.
                 Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal quarter ended March 31, 2005 File No. 1-10520

Dear Mr. Finn:

           We have reviewed your correspondence dated June 28, 2005 regarding our most recent 10-K and 10-Q filings and offer you the following responses to your inquiries. For your convenience, we have restated the text of your question in italics within the body of our response:

          Please explain to us in sufficient details how you determined the value assigned to your note receivable from HTI and refer us to the GAAP literature that supports this value.

RESPONSE:

Heartland Partners, L.P. (the "Company") is currently working to wind down their operations by selling off all remaining assets and settling all existing liabilities with a view towards eventually dissolving the Company. The loans issued to Heartland Technology, Inc. ("HTI") are collateralized by HTI's Class B limited partnership interest in the Company. Repayment of the loan is expected to be provided solely by the underlying collateral.

FAS 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") requires that impaired loans be measured based at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. FAS 114 requires that the measurement of impairment on a loan be based on one of the following methods:


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1.   Present value of expected cash flows discounted at the loan's effective interest rate; or

2.   The loan's observable market price; or

3.   The fair value of the collateral if the loan is collateral dependent.

In accordance with FAS 114, the Company values the note receivable due from HTI by assessing the fair value of the collateral since foreclosure of the loan is probable. In order to determine the fair value of the collateral, management of the Company performed a hypothetical liquidation analysis in order to determine the extent of distributions the Company expects to make. All assets and liabilities were adjusted to fair value. Management allocated the final distribution amount to each Partner in accordance with the terms of the underlying Partnership agreement. The excess of the carrying value of the note receivable over the fair value of the collateral was recorded as a valuation allowance against the note receivable. The Company evaluates the fair value of the collateral on a quarterly basis in order to determine if the valuation allowance against the note receivable is sufficient.


           In connection with responding to your comments, Heartland Partners, L.P. acknowledges that:

     o Heartland Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o Heartland Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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           If you have any further questions, please do not hesitate to contact me at (312) 834-0592.

                                                     Sincerely,

                                                     /s/ Lawrence S. Adelson

                                                     Lawrence S. Adelson
                                                     Chief Executive Officer






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